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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                       SMURFIT-STONE CONTAINER CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    475086104
                                 (CUSIP Number)

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                       MICHAEL O'RIORDAN, GROUP SECRETARY
              JEFFERSON SMURFIT GROUP PLC, BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 17, 2002
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                            ------------------------
CUSIP No. 475086104                 SCHEDULE 13D               Page 2 of 6 Pages
----------------------------                            ------------------------


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   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SMURFIT INTERNATIONAL, B.V.
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                    (b)   |X|
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   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    BK; OO
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   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    THE NETHERLANDS
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  NUMBER OF    7   SOLE VOTING POWER
                         0
   SHARES     ------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY             71,638,462
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                         0
    EACH      ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING              71,638,462

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    71,638,462
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                  |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    29.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                            ------------------------
CUSIP No. 475086104                 SCHEDULE 13D               Page 3 of 6 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JEFFERSON SMURFIT GROUP PLC
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                    (b)   |X|
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    IRELAND
--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
                         0
   SHARES     ------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY             71,638,462 (BENEFICIALLY OWNED THROUGH SMURFIT
                         INTERNATIONAL, B.V.)
  OWNED BY    ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
    EACH                 0
              ------------------------------------------------------------------
  REPORTING    10  SHARED DISPOSITIVE POWER
                         71,638,462 (BENEFICIALLY OWNED THROUGH SMURFIT
 PERSON WITH             INTERNATIONAL, B.V.)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    71,638,462 (BENEFICIALLY OWNED THROUGH SMURFIT
                         INTERNATIONAL, B.V.)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                  |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    29.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 (this "Amendment") is filed by Jefferson Smurfit Group plc, a corporation organized under the laws of Ireland ("JSG"), and Smurfit International B.V., a corporation organized under the laws of the Netherlands ("SIBV" and together with JSG, the "Reporting Persons"). This Amendment amends the Schedule 13D originally filed by the Reporting Persons, as amended (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

      The information contained in Item 4 of the Schedule 13D is hereby amended with the following:

      On June 17, 2002, JSG announced that it had entered into a transaction agreement with MDCP Acquisitions I ("MDCP"), an affiliate of Madison Dearborn Capital Partners IV, L.P. (the "Transaction Agreement"), pursuant to which MDCP will make an offer (the "Offer") for the entire issued and to be issued share capital of JSG, including those JSG ordinary shares represented by JSG American Depositary Receipts, subject to the precondition and conditions set forth in the Transaction Agreement. On June 17, 2002, MDCP announced that the precondition to the Offer had been satisfied. The Transaction Agreement and the Announcement of the Offer are filed as Exhibits 2.1 and 99.1 to this Amendment, respectively, and are incorporated in this Item 4 by reference.

      It is a condition to the Offer that JSG complete the distribution of the shares of common stock of the Issuer beneficially owned by the Reporting Persons on a pro rata basis to JSG shareholders, including holders of JSG ordinary shares represented by JSG American Depositary Receipts, in exchange for cancellation of a portion of JSG's share capital pursuant to a reduction of capital under Section 72 of the Companies Act 1963 of the Republic of Ireland (the "Distribution"). JSG intends to effect the Distribution concurrently with the Offer being declared unconditional in all respects.

      Under Irish law, the reduction of capital is subject to JSG shareholders passing the necessary resolutions to approve the reduction of capital and to court approval.

      In connection with the Distribution, the Reporting Persons have requested that the Issuer file a Registration Statement with the Securities and Exchange Commission to register the shares of common stock of the Issuer subject to the Distribution.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER
         -----------------------------------

         Item 4 of this Amendment is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         See Exhibit Index on page 6.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    SMURFIT INTERNATIONAL B.V.


                                    By:  /s/ Nicholas R. Foley
                                         ---------------------------
                                         Name:   Nicholas R. Foley
                                         Title:  Managing Director


                                    JEFFERSON SMURFIT GROUP PLC


                                    By:  /s/ Michael O'Riordan
                                         ---------------------------
                                         Name:   Michael O'Riordan
                                         Title:  Group Secretary


Date: June 17, 2002

                                  EXHIBIT INDEX

EXHIBIT                                  DESCRIPTION
-------                                  -----------


2.1 Transaction Agreement, dated June 17, 2002, by and between MDCP Acquisitions I and Jefferson Smurfit Group plc

99.1         Announcement of Offer, dated June 17, 2002